Exhibit (e)(14)

EXECUTION COPY

October 20, 2014

Via Hand Delivery

Michael W. Bonney

Cubist Pharmaceuticals, Inc.

65 Hayden Avenue

Lexington, MA 02421

RE:	Confidential Separation Agreement and General Release

Dear Mike:

This Separation Agreement and General Release (the “Agreement”) sets forth the understanding between you and Cubist Pharmaceuticals, Inc. (“Cubist”) relating to your voluntary retirement from Cubist as its Chief Executive Officer.

The purpose of this Agreement is to set forth the terms of your retirement from Cubist, to release Cubist from any claims, and to permit you to receive certain benefits relating to your equity awards. Your right to receive those benefits is subject to your timely and effective signature and delivery of this Agreement. The date of your retirement will be December 31, 2014 (the “Retirement Date”). You have twenty-one (21) calendar days from your receipt of this letter to consider whether to sign the Agreement. Once you have signed the Agreement, you will have a period of seven (7) days to revoke the Agreement, and it will not become effective until this revocation period has expired, without revocation.

1.	Employment Status, Final Payments and Termination of Benefits.

(a)	Your retirement will become effective and your employment with Cubist as its Chief Executive Officer will end on the Retirement Date.

(b)	Your employee salary and benefits will cease as of the Retirement Date, and any entitlement you have or might have under any Cubist-provided employee benefit program will also end except as required by federal or state law or as otherwise described below.

(c)	You will be paid your bonus under the 2014 Management Incentive Plan for the 2014 fiscal year based on actual performance outcomes in the same manner as if your employment had not terminated.

(d)	You will be paid for all wages earned but unpaid through the Retirement Date.

Michael W. Bonney

October 20, 2014

(e)	You will be paid for all vacation time accrued and unused through the Retirement Date.

(f)	You will be reimbursed for any business expenses incurred and approved through the Retirement Date consistent with Cubist policy, subject to the timely submission of properly documented business expense reports.

(g)	Your rights under the federal law known as COBRA shall attach beginning the first day of the month following your Retirement Date and will entitle you to participate in Cubist’s group health and dental plans or similar plans if those plans cease to exist, to the same extent you are participating in such plans as of your Retirement Date, for a period of up to eighteen (18) months (this period of time may be extended if you are deemed eligible under the COBRA statute and meet the statutory requirements). You must complete the COBRA enrollment documents within 60 days of your Retirement Date in order to continue group health and dental plan coverage, and such timely elected coverage will be retroactive to the first day of the month following the Retirement Date.

(h)	After the Retirement Date, you will not be entitled to participate further in any Cubist employee benefit plans, except as noted above in clause (g). For example, you will no longer accrue vacation benefits, and you will no longer be eligible to participate in Cubist’s 401(k) plan, employee stock purchase plan (“ESPP”), life insurance, or disability plans. Without limiting the generality of the foregoing, you will not be paid any severance or Company-paid COBRA benefits described in the Retention Letter between you and Cubist dated August 1, 2013 by reason of the termination of your employment.

(i)	The Retention Letter between you and Cubist dated August 1, 2013 will terminate on your Retirement Date.

2.	Equity Awards. Conditioned upon Cubist’s timely receipt of the Agreement signed by you and the expiration of the 7-day revocation period without timely and effective revocation by you, Cubist will provide you with the benefits described below, which you agree are above and beyond any benefits to which you would otherwise be entitled under the terms of your employment with Cubist and are not required by law.

(a)	All of your outstanding stock options that are unvested as of the Retirement Date will become fully vested and exercisable.

(b)	All of your outstanding stock options as of the Retirement Date will remain outstanding and exercisable through the earlier of (1) December 31, 2017 or (2) the expiration date of the relevant stock option.

Michael W. Bonney

October 20, 2014

(c)	Notwithstanding the termination of your employment, your outstanding performance units as of the Retirement Date (the “PRSUs”) will not be forfeited but will remain outstanding and will vest in accordance with their terms based on actual performance outcomes in the same manner as if your employment had not terminated.

(d)	You agree that your stock option and performance unit agreements are hereby, and will be deemed to be, amended to give effect to the provisions set forth in Sections 2(a), 2(b) and 2(c) above.

3.	Return of Property. By signing below, you certify that you will return to Cubist all Cubist property that is requested to be returned.

4.	Release. By signing below, you make the following promises to Cubist in consideration for your receipt of benefits under this Agreement and the performance of its terms and conditions. Specifically:

(a)	You voluntarily, irrevocably, and unconditionally release and discharge Cubist from any and all complaints, claims, demands, contracts, liabilities, actions, causes of action, promises, or rights of any nature whether known or unknown and whether in law or in equity which you now own or hold or have at any time owned or held against Cubist arising out of or in any way connected with your employment relationship with or separation from employment at Cubist and any other transactions, occurrences, acts or omissions or any loss, damage or injury whatever, known or unknown, resulting from any act or omission by or on the part of Cubist committed or omitted on or prior to the date you sign this Agreement. Without limiting the generality of the foregoing, this release includes all claims under any federal, state or local law or regulation (as any may have been amended) relating in any manner to employment, employment discrimination, harassment or retaliation, including but not limited to: Title VII of the Civil Rights Act of 1964; the Age Discrimination in Employment Act; the Americans With Disabilities Act; the National Labor Relations Act; the Family and Medical Leave Act; the Worker Adjustment and Retraining Notification Act; the Massachusetts Fair Employment Practices Law; the Massachusetts Wage Act (chapters 149 and 150); claims arising under the wage and hour, wage payment, human rights and fair employment practices laws (whether statutory or common laws) of the state or states and localities in which you have provided services to Cubist; claims arising from any contract, whether oral or written, express or implied; promissory estoppel; any tort, including, without limitation, misrepresentation; any claim related to equity or other benefits, including claims under federal or state securities laws; any claims arising under the Federal False Claims Act, any state or local false claims act or any federal, state or local qui tam provisions of false claims or false statements statutes; or any other statutory and/or common law claim.

Michael W. Bonney

October 20, 2014

(b)	You specifically and expressly acknowledge that this Agreement is intended to include and extinguish all claims, known and unknown, which exist up to and including the date you sign this Agreement and which arise from your employment with or separation from employment at Cubist and that no possible claim against Cubist would materially affect or change your complete and voluntary acceptance of this Agreement, even if such claim were unknown at the time you signed this Agreement and discovered after that signing.

(c)	You specifically and expressly acknowledge that you are not aware of any claims against Cubist, or of any violations of law, Cubist’s Code of Conduct, or Cubist policies committed by Cubist employees or agents.

(d)	The payments and benefits set forth above in Sections 1 and 2 will be complete and unconditional payment, settlement, accord and/or satisfaction with respect to all obligations and liabilities of Cubist to you, including, without limitation, all claims for back wages, salary, vacation pay, draws, incentive pay, bonuses, restricted stock units, stock and stock options, commissions, severance pay, reimbursement of expenses, reimbursement of car lease, any and all other forms of compensation or benefits, attorney’s fees, or other costs or sums.

(e)	Notwithstanding anything to the contrary in this Section 4, this release does not include the release of any rights that cannot by law be released by private agreement, including but not limited those relating to unemployment compensation benefits, workers’ compensation benefits and vested 401(k) benefits.

5.	Waiver of Rights and Claims Under the Age Discrimination in Employment Act of 1967.

Because you are 40 years of age or older, you are being informed that you may have specific rights and/or claims under the Age Discrimination in Employment Act of 1967 (ADEA), and by signing this Agreement:

(a)	you agree that in consideration for the benefits described in Section 2 of this Agreement, which you are not otherwise entitled to receive, you specifically and voluntarily waive such rights and/or claims under the ADEA you might have against Cubist to the extent such rights and/or claims arose through the date you sign this Agreement;

(b)	you acknowledge that you are hereby advised by Cubist of your right to consult with an attorney prior to signing this Agreement, you have had the opportunity to review and reflect on all terms of this Agreement, and you have not been subject to any undue or improper influence interfering with the exercise of your free will to sign this Agreement;

Michael W. Bonney

October 20, 2014

(c)	you further acknowledge that when Cubist presented you with the original draft of this Agreement, you were informed that you had at least twenty-one (21) calendar days within which to consider its terms and to consult with or seek advice from an attorney or any other person of your choosing; and

(d)	you will have seven (7) additional days after you sign this Agreement to revoke it, and this Agreement will not become effective or enforceable until this revocation period has expired without your timely and proper revocation. If you choose to revoke this Agreement, you must contact Tom DesRosier at (781) 860-1480 to advise him of your decision to revoke the Agreement. You must also send Tom written notice of your decision to revoke the Agreement, which must be received by him within the seven-day revocation period. If the seven day revocation period ends on a weekend or holiday, the seven day revocation period will be extended to the next business day.

6.	Construction. As used in Sections 4 and 5 of this Agreement, “Cubist” includes Cubist Pharmaceuticals, Inc., its former and present owners, parents, stockholders, predecessors, successors, assigns, agents, insurers, directors, employees, officers, subsidiaries, divisions and affiliates, and all persons acting by, under, or together with any of them.

7.	Representations and Governing Law.

(a)	You acknowledge that in signing this Agreement you have not relied on any statements, promises or representations made by Cubist except as specifically memorialized in this Agreement. This Agreement is the complete agreement of the parties on or in any way related to the subject matter addressed in the Agreement and your employment and separation from employment, and it supersedes and cancels all other previous agreements or understandings between the parties, except for the Cubist Pharmaceuticals, Inc. Agreement you signed regarding your confidentiality, non-solicitation, and intellectual property/developments obligations (referred to as the “Confidentiality Agreement”), which will remain in full force and effect in accordance with its terms. This Agreement specifically incorporates the Confidentiality Agreement, and nothing herein precludes the continued enforcement of the Confidentiality Agreement. This Agreement cannot be modified or rescinded except upon the written consent of both you and Cubist.

(b)

If any provision of this Agreement (excluding Sections 4 and 5) is held to be unenforceable, such provision will be considered to be distinct and severable from the other provisions of this Agreement, and such unenforceability will not affect the validity and enforceability of the remaining provisions. If any provision of this Agreement is held to be unenforceable as written but may be made enforceable by limitation, then such provision will be enforceable to

Michael W. Bonney

October 20, 2014

the maximum extent permitted by applicable law. The language of all parts of this Agreement will in all cases be construed as a whole, according to its fair meaning, and not strictly for or against any of the parties.

(c)	You represent and warrant that you have the full power, capacity, and authority to enter into this Agreement and have not assigned, pledged, encumbered or in any manner conveyed all or any portion of the potential claims covered by this Agreement. This Agreement cannot be assigned by you, and it will be binding upon Cubist’s successors and assigns.

(d)	The validity, performance and enforceability of this Agreement will be determined and governed by the laws of the Commonwealth of Massachusetts without regard to its conflict of laws principles. This Agreement shall be deemed to be made and entered into in the Commonwealth of Massachusetts. Any claims or legal actions by one party against the other shall be commenced and maintained in any state or federal court located in such Commonwealth, and you hereby submit to the jurisdiction and venue of any such court. In any such proceeding you agree to waive trial by jury and consent to have all legal and factual matters decided by a judge.

(e)	The existence and execution of this Agreement will not be considered as an admission of any liability, violation, error, or omission by you or Cubist.

[Remainder of Page Intentionally Left Blank]

Michael W. Bonney

October 20, 2014

If you agree to the foregoing, kindly sign and return the enclosed copy of this letter.

Very truly yours,

/s/ Kenneth Bate

Kenneth Bate
Non-Executive Chairman of the Board

Agreed and accepted:

/s/ Michael W. Bonney
Michael W. Bonney

Date:	October 20, 2014